UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Directors or Certain Officers; Election of Directors

On July 24, 2019, Vincent Sai Sing Cheung and Cheuk Kin Stephen Law resigned as members of the Board of Directors (the “Board”) of Stealth BioTherapeutics Corp (the “Company”), effective immediately. Messrs. Cheung and Law’s decision to resign from the Board was not due to a disagreement on any matter related to the Company’s operations, policies or practices.

On July 24, 2019, the Board, acting in accordance with the recommendation of the Nominating Committee of the Board, appointed Louis Lange, M.D., Ph.D as a Class II director and as a member of the Audit Committee and Remuneration Committee, effective as of July 24, 2019.

Dr. Lange is currently a general partner at Asset Management Ventures, an investment firm, where he has worked since June 2009. Dr. Lange was the co-founder and served as the President and Chief Executive Officer of Cardiogen Sciences, Inc., a biotechnology company, from April 2014 until it was acquired by Audentes Therapeutics, Inc. (Nasdaq: BOLD) in August 2015. Dr. Lange also co-founded CV Therapeutics, Inc. in 1990 and served as the Chairman, Chief Executive Officer and Chief Scientific Officer until it was acquired by Gilead Sciences, Inc. (Nasdaq: GILD) in 2009. Dr. Lange has also served as the Chief of Cardiology and Professor of Medicine at Jewish Hospital at Washington University. Dr. Lange has served as a member of Audentes Therapeutics, Inc.’s board of directors since August 2015 and served on the board of directors of Maxygen, Inc. from December 2005 to August 2013, CymaBay Therapeutics, Inc. (Nasdaq: CBAY) from November 2003 to October 2015, and Esperion Therapeutics, Inc. (Nasdaq: ESPR) from February 2010 to May 2014. Dr. Lange also serves as a member of the Board of Trustees at the University of Rochester, The Gladstone Foundation, is a senior advisor to Gilead and was on the board of directors of BIO (the trade organization of biotech companies) from 1998 to 2009, as well as other private companies. Dr. Lange holds a B.A. from the University of Rochester, an M.D. from Harvard Medical School and a Ph.D. from Harvard University.

In accordance with the Company’s director compensation program (the “Program”), Dr. Lange will receive (i) annual cash compensation of $40,000 for his service as a director, (ii) additional annual cash compensation of $5,000 as a member of the Audit Committee, (iii) additional annual cash compensation of $5,000 as a member of the Remuneration Committee and (iv) reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of the Board and committees thereof. In addition, in accordance with the Program, Dr. Lange was granted a stock option to purchase up to 150,000 shares of the Company’s ordinary shares at a per share exercise price of $1.01 (which was the closing price of American Depositary Shares (the “ADSs”) on the Nasdaq on July 24, 2019, the date of grant, divided by the ADS ratio as set pursuant to the Registration Statement on Form F-6 as filed by the Company with the United States Securities and Exchange Commission, rounded up to the penny), which option will vest as to 50% of the shares on July 24, 2020 and 50% of the shares on July 24, 2021, subject to Dr. Lange’s continued service with the Company.

Earnings Release

On August 14, 2019, the Company issued a press release announcing its unaudited financial results for the three and six months ended June 30, 2019 and operational progress. The press release issued by the Company in connection therewith is attached hereto as Exhibit 99.1 The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release issued by the Company on August 14, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date:	August 14, 2019